Exhibit 99.1

Newater Technology, Inc. Announces the Discharge of Injunction Against its Going Private Transaction

YANTAI, China, June 18, 2021 /PRNewswire/ -- Newater Technology, Inc. (NASDAQ: NEWA) (“NEWA”, or the “Company”), a developer, service provider and manufacturer of membrane filtration products and related hardware and engineered systems that are used in the treatment, recycling and discharge of wastewater, today announced that on 17 June 2021 the Commercial Division of the Eastern Caribbean Supreme Court in the British Virgin Islands (the “BVI Court”), discharged an injunction that had been obtained on 16 March 2021 on an ex parte basis by Fulcan Capital Partners LLC, a Nevada limited liability company (“Fulcan”). Fulcan had sought to prevent the Company, the members of the board of directors, and Tigerwind Group Limited (a special purpose vehicle wholly owned by Mr. Yuebiao Li, Chairman and Chief Executive Officer of the Company), from taking any steps to proceed with the proposed “going private” merger transaction. In response to the ex parte order, the Company applied to discharge the injunction on the basis that Fulcan had breached its duty of full and frank disclosure when applying for the injunction. In discharging the injunction with immediate effect, the BVI Court accepted the Company's submissions that the Court had been misled by Fulcan at the ex parte hearing on 16 March 2021. In response to the BVI Court’s order, Mr. Yuebiao Li said, “Although it’s s too bad that we had to divert precious time and resources to fight this baseless lawsuit, we’re glad to have this ex parte injunction behind us.”

ABOUT NEWATER TECHNOLOGY, INC.

Founded in 2012 and headquartered in Yantai, China, the Company, operating its business through its wholly owned subsidiary Yantai Jinzheng Eco-Technology Co. Ltd., specializes in the development, manufacture and sale of DTRO (Disk Tube Reverse Osmosis) and DTNF (Disk Tube Nano-Filtration) membranes for waste water treatment, recycling and discharge. NEWA provides integrated technical solutions in engineering support and installation, technical advice and water purification services, and other project-related solutions to turn wastewater into valuable clean water. More information about the Company can be found at www.dtNEWA.com.

The Company’s core business includes:

●	Reuse of high quality reclaimed water;

●	High-salt and high-polluting wastewater treatment and near zero-liquid discharge;

●	Highly efficient treatment of Landfill leachate; and

●	Utilization of acid or alkali-containing wastewater as resources.

More information about the Company can be found at: www.dtNEWA.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding the transaction are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the water filtration industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Company

Ning Liu	Senior Manager

NEWATER TECHNOLOGY INC.

Phone:	+86 (535) 8012999
+86 15063837878

Email: office@dtnewa.com